Exhibit 99.2

For Immediate Release	April 25, 2008

Hawthorne Gold Closes Second Tranche of Aggregate $12.3 Million Financing

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Hawthorne Gold Corp. ("Hawthorne" or the “Company”) (TSX-V: HGC; WKN: A0M55U) further to the Company’s news release of April 17, 2008, Hawthorne announces it has closed a second tranche of the brokered private placement consisting of an additional 294,612 flow-through common shares (the “Flow-Through Common Shares”) for gross proceeds of approximately $574,490.  The brokered private placement (the “Offering”) was led by Blackmont Capital Inc. and included J.F. Mackie & Company Ltd. and M Partners Inc. (collectively the “Agents”). The total gross proceeds raised in the two tranches was $12,314,980.

The Agents received a cash commission of $34,469 or 6% of the gross proceeds raised, and 17,677 compensation options (the “Compensation Options”) equal to 6% of the aggregate number of Flow-Through Common Shares sold pursuant to the second tranche of the Offering.  Each Compensation Option entitles the holder thereof to purchase one common share of the Company at an exercise price of $1.75 per common share for a period of 12 months from the closing of the second tranche of the Offering.

Proceeds from the Offering will be used to fund the Company’s 2008 field work, including exploratory and definition drilling on the Frasergold project, the Table Mountain project and the Taurus project, all located in British Columbia, Canada.

The common shares to be issued in connection with the second tranche of the Offering will be subject to a four month hold period from the closing date of the second tranche of the Offering in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

About Hawthorne Gold Corp.

Hawthorne Gold Corp. is a Canadian-based gold exploration and development company with key properties located in British Columbia, Canada. Hawthorne is led by well-respected mining leaders Richard Barclay and Michael Beley together with mining veteran Michael Redfearn. Hawthorne’s goal is to become a junior gold producer through planned production at Table Mountain in 2009 and continued resource development at the optioned Frasergold and Taurus deposits.

For more information on Hawthorne, contact Robert Ferguson at (604) 629-1505 or toll free at 1-888-629-1505 or Todd Hanas toll free at 1-866-869-8072, or you can visit Hawthorne’s website at www.hawthornegold.com.

ON BEHALF OF HAWTHORNE GOLD CORP.

“Richard J. Barclay”

President & CEO

Certain information regarding the company including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities laws and necessarily involve risks associated with mining exploration and development, volatility of prices, currency fluctuations, imprecision of resource estimates, environmental and permitting risks, access to labour and services, competition from other companies and ability to access sufficient capital. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Suite 1818, 701 West Georgia Street, Vancouver, BC, V7Y 1C6

T. 604.629.1505  F. 604.629.0923  Toll Free. 888.629.1505  www.hawthornegold.com